================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 1)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                                   Gaiam, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Class A Common Stock, $0.0001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   36268Q-103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Ronald A. Klain
                              Revolution Living LLC
                         1717 Rhode Island Avenue, N.W.
                              Washington, DC 20036
                                  202-776-1400
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 6, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ".

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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
---------------------------                          ---------------------------
CUSIP No. 36268Q-103                  13D                  Page 1 of 8 Pages
---------------------------                          ---------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Revolution Living LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY        7     SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON             -0-
               WITH                    -----------------------------------------
                                       8     SHARED VOTING POWER
                                             -0-
                                       -----------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             -0-
                                       -----------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 36268Q-103                  13D                  Page 2 of 8 Pages
---------------------------                          ---------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Revolution Management Company LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY        7     SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON             -0-
               WITH                    -----------------------------------------
                                       8     SHARED VOTING POWER
                                             -0-
                                       -----------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             -0-
                                       -----------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 36268Q-103                  13D                  Page 3 of 8 Pages
---------------------------                          ---------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Revolution LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY        7     SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON             -0-
               WITH                    -----------------------------------------
                                       8     SHARED VOTING POWER
                                             -0-
                                       -----------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             -0-
                                       -----------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 36268Q-103                  13D                  Page 4 of 8 Pages
---------------------------                          ---------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stephen M. Case Revocable Trust
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Virginia
--------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY        7     SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON             -0-
               WITH                    -----------------------------------------
                                       8     SHARED VOTING POWER
                                             -0-
                                       -----------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             -0-
                                       -----------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------

---------------------------                          ---------------------------
CUSIP No. 36268Q-103                  13D                  Page 5 of 8 Pages
---------------------------                          ---------------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stephen M. Case
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY        7     SOLE VOTING POWER
  OWNED BY EACH REPORTING PERSON             -0-
               WITH                    -----------------------------------------
                                       8     SHARED VOTING POWER
                                             -0-
                                       -----------------------------------------
                                       9     SOLE DISPOSITIVE POWER
                                             -0-
                                       -----------------------------------------
                                       10    SHARED DISPOSITIVE POWER
                                             -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      -0-
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

         This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed to report the execution of a Purchase Agreement and General Mutual Release and Settlement ("Sale Agreement") by Revolution Living LLC ("Revolution Living"), Stephen M. Case ("Case"), Gaiam, Inc. ("Issuer"), Jirka Rysavy ("Rysavy") and Alps Communications LLC ("Alps"), pursuant to which (1) Revolution Living sold all of the outstanding shares of the Issuer's capital stock held by it, (2) the Shareholders Agreement and Transaction Agreement were terminated and (3) David Golden resigned as a member of the board of directors of the Issuer.

         This Amendment amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 15, 2005 (the "Original Statement"). Only those items that are hereby reported are amended. All other items remain unchanged. Terms defined in the Original Statement have the same meaning when used herein.

Item 2.   Identity and Background.

         This Amendment is being filed on behalf of Revolution Living LLC, Revolution, Trust, Case and, by virtue of its holdings in Revolution Living, Revolution Management Company LLC (collectively, the "Reporting Persons"). Revolution Management Company LLC is a holding company engaged, through subsidiaries, in health care, real estate and other businesses, including the businesses and investments of Revolution Living. The principal business address of Revolution Management Company LLC is P.O. Box 33139, Washington, D.C. 20033. No person controls any of the Reporting Persons other than Case.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no Reporting Person was a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.   Purpose of Transaction.

         Pursuant to the Sale Agreement, on February 6, 2007, (1) Revolution Living sold all of the outstanding shares of the Issuer's capital stock held by it, (2) the Shareholders Agreement (including the Option) and Transaction Agreement were terminated and (3) David Golden resigned as a member of the board of directors of the Issuer.

         Accordingly, the Reporting Persons have no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or resale of a material amount of assets of the Issuer of any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

         Pursuant to the Sale Agreement, on February 6, 2007, Revolution Living sold 2,500,000 Class A Shares to the Issuer at a price of $13.14 per share. Accordingly, as a result of the Sale Agreement, none of the Reporting Persons own, beneficially or otherwise, any securities of the Issuer and, on February 6, 2007, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Shares.

         Except as set forth in this Amendment, the Reporting Persons have not effected any transactions in Class A Shares during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The description of the Sale Agreement set forth in this Amendment is hereby incorporated by reference in this Item 6 and is qualified in its entirety by reference to Exhibit 1 to this Amendment, which is hereby incorporated by reference. In addition, as indicated above in this Amendment, the Transaction Agreement and Shareholders Agreement have been terminated. The descriptions of the Transaction Agreement and Shareholders Agreement set forth elsewhere in the Original Filing are hereby incorporated by reference in this Item 6 and are qualified in their entirety by reference to Exhibits 1 and 2 to the Original Filing, which are each hereby incorporated by reference.

         Except as set forth herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits.


Exhibit 1: Purchase Agreement and General Mutual Release and Settlement dated as of February 6, 2007 among Gaiam, Inc., Jirka Rysavy, Revolution Living LLC, Alps Communications LLC and Stephen M. Case.

Exhibit 2: Joint Filing Agreement dated as of February 6, 2007 among Revolution Living LLC, Revolution Management Company LLC, Revolution LLC, the Stephen M. Case Revocable Trust and Stephen M. Case.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2007

                                       REVOLUTION LIVING LLC


                                       By: /s/ STEPHEN M. CASE
                                           -------------------------------------
                                           Name:   Stephen M. Case
                                           Title:  President and Chief Executive
                                                   Officer


                                       REVOLUTION MANAGEMENT COMPANY LLC

                                       By: /s/ STEPHEN M. CASE
                                           -------------------------------------
                                           Name:   Stephen M. Case
                                           Title:  Sole Director


                                       REVOLUTION LLC

                                       By: /s/ STEPHEN M. CASE
                                           -------------------------------------
                                           Name:   Stephen M. Case
                                           Title:  President and Chief Executive
                                                   Officer


                                       STEPHEN M. CASE REVOCABLE TRUST

                                       By: /s/ STEPHEN M. CASE
                                           -------------------------------------
                                           Name:   Stephen M. Case
                                           Title:  Trustee


                                       STEPHEN M. CASE

                                       /s/ STEPHEN M. CASE
                                       -----------------------------------------

                                    Exhibit 1
                                    ---------

                               PURCHASE AGREEMENT

                    AND GENERAL MUTUAL RELEASE AND SETTLEMENT

         This Purchase Agreement and General Mutual Release and Settlement (the "Agreement") is entered into as of February 6, 2007 by and among Gaiam, Inc., a Colorado corporation ("Gaiam"), Jirka Rysavy, an individual ("Rysavy"), Revolution Living LLC, a Delaware limited liability company ("Revolution Living"), Stephen M. Case, an individual ("Case"), and Alps Communications LLC, a Delaware limited liability company ("Alps"). Gaiam, Rysavy, Revolution Living, Case, and Alps are collectively referred to as the "Parties."

                                    RECITALS

         WHEREAS, Gaiam, Revolution Living and Life Balance Media Holdings LLC, a Delaware limited liability company ("Wisdom") entered into a Transaction Agreement dated as of August 4, 2005 (the "Transaction Agreement") and the certain of the Parties entered into a Shareholders Agreement dated as of August 4, 2005 (the "Shareholders Agreement") pursuant to which, among other things, Revolution Living acquired 2,500,000 shares (the "Revolution Shares") of Gaiam's Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock"), and an option to acquire certain additional shares of Class A Common Stock from Rysavy (the "Option").

         WHEREAS, the Parties have agreed to enter into this Agreement, pursuant to which: (i) Revolution Living will cancel the Option, and Rysavy will transfer $7,165,478.50 to Revolution Living (the "Option Consideration"), in consideration of Revolution Living's cancellation of the Option; (ii) Revolution Living will sell the Revolution Shares to Gaiam, and Gaiam will purchase the Revolution Shares for a total of $32,834,521.50 in cash; (iii) Alps will prepay its promissory note dated February 28, 2006 payable to Gaiam in the principal amount of $2,250,000 (together with accrued interest in the amount of $157,500) (the "Wisdom Note"); (iv) Alps will acquire the 4,876 Series A Preferred Units issued by Wisdom and currently owned by Gaiam for $1,462,823 in cash (such Series A Preferred Units and all associated rights, the "Wisdom Interest"); and
(vi) the Parties will enter into certain other agreements as described in this Agreement and the Parties will fully and finally release and settle all disputes, claims, and demands related to any of the foregoing.

         NOW, THEREFORE, the Parties, for good and valuable consideration the receipt of which is hereby acknowledged, agree as follows:

         1. Transfer of the Option Consideration; Purchase and Sale of Revolution Shares and Purchase and Sale of Wisdom Interest.

                  1.1 Transactions. Effective as of the date of this Agreement, (a) Rysavy hereby transfers the Option Consideration to Revolution Living, (b) Revolution Living hereby sells the Revolution Shares to Gaiam, and Gaiam hereby purchases such Revolution Shares from Revolution Living, and (c) Gaiam hereby sells the Wisdom Interest to Alps, and Alps hereby purchases such Wisdom Interest from Gaiam.

                  1.2 Representations and Warranties by Revolution Living. Revolution Living represents and warrants to Gaiam that the following statements are true and correct in all respects:

                           (a)      it is the sole record and beneficial owner
of the Revolution Shares and has not transferred any interest in the Revolution Shares;

                           (b)      the Revolution Shares are free and clear of
any lien, security interest, encumbrance or claim (other than any of the foregoing created under federal securities laws);

                           (c)      it will transfer to Gaiam good and
marketable title to the Revolution Shares, free and clear of any lien, security interest, encumbrance or claim (other than any of the foregoing created under federal securities laws);

                           (d)      it has had available to it the most recent
financial statements prepared by Gaiam and Wisdom and all other information which it considers material in connection with the sale of the Revolution Shares to Gaiam pursuant to this Agreement and the purchase of the Wisdom Interest pursuant to this Agreement, and Revolution Living has been afforded an opportunity to obtain such information from Gaiam and Wisdom (including information on Gaiam's and Wisdom's prospects);

                           (e)      it has the capacity to protect its own
interests in connection with the sale of the Revolution Shares to Gaiam and the purchase of the Wisdom Interest from Gaiam;

                           (f)      it acknowledges and agrees that the sale of
the Revolution Shares and the Wisdom Interest pursuant to this Agreement is made in exchange for fair and equivalent consideration;

                           (g)      it has entered into this Agreement based on
its own knowledge, investigation and analysis and that of its advisors, if any;

                           (h)      it understands that Gaiam's plans for the
future, if successful, may result in Gaiam's capital stock becoming more valuable and that the future value of the Revolution Shares could substantially exceed the amounts Revolution Living will receive under this Agreement, and it understands that the Wisdom Interest is a speculative investment and that the Wisdom Interest may become worthless;

                           (i)      none of Gaiam or any Gaiam Released Party
(as defined below) has made any representation about the advisability of the decision to sell the Revolution Shares or the potential future value of the Revolution Shares or the decision to purchase the Wisdom Interest or the potential future value of the Wisdom Interest;

                           (j)      it is solely responsible for any tax
liability it may incur as a result of the transactions specified in this Agreement, including but not limited to any federal or state income or capital gains tax liabilities that may arise as a result of the sale of the Revolution Shares and the payments contemplated by this Agreement;

                           (k)      Gaiam has not given it any tax advice and
has made no representations regarding the possible tax treatment of the transactions contemplated by this Agreement; and

                           (l)      it is solely responsible for the accounting
treatment for Revolution Living of these transactions.

                  1.3 Representations and Warranties by Gaiam. Gaiam represents and warrants to Revolution Living and Alps that the following statements are true and correct in all respects:

                           (a)      it is the sole record and beneficial owner
of the Wisdom Interest and has not transferred any interest in the Wisdom Interest;

                           (b)      the Wisdom Interest is free and clear of any
lien, security interest, encumbrance or claim;

                           (c)      it will transfer to Alps good and marketable
title to the Wisdom Interest, free and clear of any lien, security interest, encumbrance or claim;

                           (d)      it has had available to it the most recent
financial statements prepared by Wisdom and all other information which it considers material in connection with the sale of the Wisdom Interest to Alps pursuant to this Agreement and has been afforded an opportunity to obtain such information from Wisdom (including information on Wisdom's prospects);

                           (e)      it has the capacity to protect its own
interests in connection with the sale of the Wisdom Interest to Alps;

                           (f)      it acknowledges and agrees that the sale of
the Wisdom Interest pursuant to this Agreement is made in exchange for fair and equivalent consideration;

                           (g)      it has entered into this Agreement based on
its own knowledge, investigation and analysis and that of its advisors, if any;

                           (h)      it understands that Wisdom's plans for the
future, if successful, may result in Wisdom's equity becoming more valuable and that the future value of the Wisdom Interest could substantially exceed the amounts Gaiam will receive under this Agreement and it understands that the potential future value of the Revolution Shares could be substantially less than the amounts Gaiam is paying Revolution Living under this Agreement;

                           (i)      none of Revolution Living, Alps or any
Revolution Released Party (as defined below) has made any representation about the advisability of the decision to sell the Wisdom Interest or the potential future value of the Wisdom Interest or about the advisability of the decision to purchase the Revolution Shares;

                           (j)      it is solely responsible for any tax
liability it may incur as a result of the transactions specified in this Agreement, including but not limited to any federal or state income or capital gains tax liabilities that may arise as a result of the sale of the Wisdom Interest and the payments contemplated by this Agreement;

                           (k)      Neither Revolution Living nor Alps has given
it any tax advice or has made any representations regarding the possible tax treatment of the transactions contemplated by this Agreement;

                           (l)      it is solely responsible for the accounting
treatment for Gaiam of these transactions; and

                           (m)      after giving effect to the transactions
contemplated by this Agreement, (i) Gaiam is able to pay its debts as they become due in the usual course of business; and (ii) Gaiam's total assets exceed the sum of its total liabilities.

                  1.4 Representations and Warranties by Rysavy. Rysavy represents and warrants to Revolution Living that the following statements are true and correct in all respects:

                           (a)      he has had available to him the most recent
financial statements prepared by Gaiam and all other information which he considers material in connection with the transfer of the Option Consideration to Revolution Living pursuant to this Agreement, and he has been afforded an opportunity to obtain such information from Gaiam (including information on Gaiam's prospects);

                           (b)      he has the capacity to protect his own
interests in connection with the transfer of the Option Consideration to Revolution Living;

                           (c)      he acknowledges and agrees that the transfer
of the Option Consideration pursuant to this Agreement is made in exchange for fair and equivalent consideration;

                           (d)      he has entered into this Agreement based on
his own knowledge, investigation and analysis and that of his advisors, if any;

                           (e)      none of Revolution Living or any Revolution
Released Party has made any representation about the advisability of the decision to transfer the Option Consideration;

                           (f)      he is solely responsible for any tax
liability it may incur as a result of the transactions specified in this Agreement, including but not limited to any federal or state income or capital gains tax liabilities that may arise as a result of the transactions contemplated by this Agreement; and

                           (g)      Revolution Living has not given him any tax
advice and neither has made any representations regarding the possible tax treatment of the transactions contemplated by this Agreement.

         2. Deliveries. In connection with the closing of the transactions contemplated by this Agreement, (a) Revolution Living shall deliver to Gaiam one or more stock certificates representing the Revolution Shares, duly endorsed by Revolution Living for transfer to Gaiam, (b) Rysavy shall deliver a wire transfer of $7,165,478.50 to Revolution Living, (c) Gaiam will deliver a wire transfer of $28,964,198.50 to Revolution Living (representing the $32,834,521.50 amount described above, less the $2,407,500 in principal and accrued interest on the Wisdom Note and less the $1,462,823 purchase price for the Wisdom Interest),
(d) Gaiam will deliver the Wisdom Note to Revolution Living for cancellation,
(e) Gaiam will cause Rob Sussman to resign as a director of Wisdom, and (f) Revolution Living will cause David Golden to resign as a director of Gaiam.

         3. Termination of Agreements; Option. The Parties agree that the Transaction Agreement and the Shareholders Agreement are hereby terminated in all respects, including, without limitation, the Option and all provisions relating to the Option.

         4.       Release.
                  -------

                  4.1 Definition of Released Subject Matters. The term "Released Subject Matters" means and includes any and all matters relating or pertaining to or arising out of any agreement, arrangement, understanding or relationship between Revolution Living, Alps, Wisdom and/or Case, on one hand, and Gaiam and/or Rysavy, on the other hand, including, without limitation, the Transaction Agreement, the Shareholders Agreement and the transactions contemplated by such agreements, including without limitation the sale and issuance by Gaiam of the Revolution Shares to Revolution Living, the purchase by Revolution Living from Gaiam of the Revolution Shares, the issuance by Rysavy of the Option to Revolution Living, the acquisition by Revolution Living from Rysavy of the Option, the ownership of the Revolution Shares by Revolution Living, the sale and issuance by Wisdom of Series A Preferred Units of Wisdom to Gaiam, the purchase by Gaiam from Wisdom of Series A Preferred Units of Wisdom, the making of the Wisdom Note, and the ownership of Series A Preferred Units of Wisdom by Gaiam; provided, that the term Released Subject Matters shall not include the obligations imposed by this Agreement.

                  4.2 Releases by Gaiam and Rysavy. Each of Gaiam and Rysavy, and their respective successors, assigns and heirs, hereby irrevocably and unconditionally releases, acquits and forever discharges each of Revolution Living, Alps and Case and their present and former successors, assigns, heirs, agents, employees, representatives and attorneys (the "Revolution Released Parties"), from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys' fees and costs actually incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, which have arisen out of, or which may arise with respect to, the Released Subject Matter, including, but not limited to, claims arising out of alleged violations of any contracts, express or implied, any covenant of good faith and fair dealing, express or implied, or any tort, or the violation of any federal, state or other governmental statute, regulation, or ordinance, which Gaiam and Rysavy, and their respective successors and assigns at any time hereinafter may have, own or hold, or claim to have, own or hold against each or any of the Revolution Released Parties.

                  4.3 Releases by Revolution Living, Alps and Case. Each of Revolution Living, Alps and Case, and their respective successors, assigns and heirs, hereby irrevocably and unconditionally releases, acquits and forever discharges Gaiam and Rysavy each of their present and former successors, assigns, heirs, agents, employees, representatives and attorneys (the "Gaiam Released Parties"), from any and all charges, complaints, claims, liabilities, obligations, promises, agreements, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts and expenses (including attorneys' fees and costs actually incurred) of any nature whatsoever, known or unknown, suspected or unsuspected, which have arisen out of, or which may arise with respect to, the Released Subject Matter, including, but not limited to, claims arising out of alleged violations of any contracts, express or implied, any covenant of good faith and fair dealing, express or implied, or any tort, or the violation of any federal, state or other governmental statute, regulation, or ordinance, which Revolution Living, Alps and Case, and their respective successors, assigns and heirs at any time hereinafter may have, own or hold, or claim to have, own or hold against each or any of Gaiam Released Parties.

         5. Covenants Not to Sue. From and after the date of this Agreement, Gaiam and Rysavy each covenants not to institute, either on its or his own behalf or on behalf of any other person or entity, any action or suit at law or in equity, nor to institute, to prosecute or in any way to aid in the institution or prosecution of any claim, demand, action, or cause of action for damages, costs, expenses, or compensation for or on account of any damage, loss or injury either to person or property, or both, whether developed or undeveloped, resulting or to result, known or unknown, past, present or future, against the Revolution Released Parties arising out of the Released Subject Matter. From and after the date of this Agreement, each of Revolution Living, Alps and Case covenants not to institute, either in its or his individual capacity or on behalf of any other person or entity, any action or suit at law or in equity, nor to institute, to prosecute or in any way to aid in the institution or prosecution of any claim, demand, action, or cause of action for damages, costs, expenses, or compensation for or on account of any damage, loss or injury either to person or property, or both, whether developed or undeveloped, resulting or to result, known or unknown, past, present or future, against Gaiam Released Parties arising out of the Released Subject Matter.

         6. Indemnification. Gaiam agrees to indemnify and hold harmless Revolution Released Parties from and against the full amount of any liability, loss, damage, or expense (including costs and reasonable and necessary attorneys' fees incurred by Revolution Released Parties and any judgment required to be paid) for any breach by Gaiam of the provisions of this Agreement. Rysavy agrees to indemnify and hold harmless Revolution Released Parties from and against the full amount of any liability, loss, damage, or expense (including costs and reasonable and necessary attorneys' fees incurred by Revolution Released Parties and any judgment required to be paid) for any breach by Rysavy of the provisions of this Agreement. Revolution Living agrees to indemnify and hold harmless Gaiam Released Parties from and against the full amount of any liability, loss, damage, or expense (including costs and reasonable and necessary attorneys' fees incurred by Gaiam Released Parties and any judgment required to be paid) for any breach by Revolution Living of the provisions of this Agreement. Case agrees to indemnify and hold harmless Gaiam Released Parties from and against the full amount of any liability, loss, damage, or expense (including costs and reasonable and necessary attorneys' fees incurred by Revolution Released Parties and any judgment required to be paid) for any breach by Case of the provisions of this Agreement. Alps agrees to indemnify and hold harmless Gaiam Released Parties from and against the full amount of any liability, loss, damage, or expense (including costs and reasonable and necessary attorneys' fees incurred by Gaiam Released Parties and any judgment required to be paid) for any breach by Alps of this Agreement.

         7. Covenants. Each of Gaiam and Rysavy agrees that it or he will not, for a period of three years after the date of this Agreement, make any disclosure, issue any public statements or otherwise cause to be disclosed any information which is designed, intended, or might reasonably be anticipated to disparage or be derogatory to Case or Revolution Living. Each of Revolution Living and Case agrees that it or he will not, for a period of three years after the date of this Agreement, make any disclosure, issue any public statements or otherwise cause to be disclosed any information which is designed, intended, or might reasonably be anticipated to disparage or be derogatory to Rysavy or Gaiam. Gaiam agrees (and agrees that it will cause its controlled affiliates to agree) that it will not, directly or indirectly, in any capacity, for a period of three years after the date of this Agreement, solicit any employee as of the date hereof of Revolution Living or any other controlled affiliate of Revolution LLC to leave his or her employment (other than solicitations by general advertisements), or hire any employee as of the date hereof of Revolution Living or any other controlled affiliate of Revolution LLC (other than in response to a solicitation by general advertisements). Revolution Living agrees (and agrees that it will cause the controlled affiliates of Revolution LLC to agree) that it will not, directly or indirectly, in any capacity, for a period of three years after the date of this Agreement, solicit any employee as of the date hereof of Gaiam or any of its controlled affiliates to leave his or her employment (other than solicitations by general advertisements), or hire any employee as of the date hereof of Gaiam or any of its controlled affiliates (other than in response to a solicitation by general advertisements).

         8. Confidentiality. Each of the Parties understands and agrees that the negotiations leading to this Agreement, the terms of this Agreement, including the financial terms, and the information provided in connection with this Agreement, shall be strictly confidential; provided, however, that the Parties shall be permitted to disclose (i) information required by law, including federal securities laws, any order of any court or administrative tribunal and the requirements of the Nasdaq Global Market, (ii) information in confidence to the Parties' respective attorneys, accountants and other professional advisors and (iii) information as necessary to enforce or uphold the rights of the Parties under this Agreement or to effectuate the terms of this Agreement. In addition, each of the Revolution Released Parties that has attended a meeting of the board of directors of Gaiam and is not otherwise subject to a confidentiality or non-disclosure agreement with Gaiam agrees to keep confidential, and not to disclose (except as required by law) or use for any purpose, any confidential information provided to such Revolution Released Party in connection with any such board meeting of Gaiam for a period of twelve months following the date of the board meeting at which such Revolution Released Party received the materials, and each of the Gaiam Released Parties that has attended a meeting of the board of directors of Wisdom and is not otherwise subject to a confidentiality or non-disclosure agreement with Wisdom agrees to keep confidential, and not to disclose (except as required by law) or use for any purpose, any confidential information provided to such Gaiam Released Party in connection with any such board meeting of Wisdom for a period of twelve months following the date of the board meeting at which such Gaiam Released Party received the materials.

         9. No Admission. Neither any undertaking made nor any action taken hereunder nor the fact that this Agreement was executed by the Parties shall be construed as an admission of any fact which might otherwise give rise to liability on the part of any Party. Each Party hereby expressly denies any such liability.

         10. Consultation with Counsel. Each of the Parties acknowledges that it or he, respectively, has read this Agreement and understands all of its terms, and that this Agreement is executed voluntarily, without duress, and with full knowledge of its legal significance. Each of the Parties has received independent legal advice from an attorney with respect to the legal consequences of making the settlement and release and the purchases and sales provided for in this Agreement and with respect to the execution of this Agreement.

         11. Entire Agreement. This Agreement contains the entire agreement between the Parties and fully supersedes any and all prior agreements or understandings between the Parties pertaining to the subject matter hereof. None of the Parties are relying on any oral or written representation, warranty or statement of any other Party, other than as expressly set forth in this Agreement. This Agreement is not intended to confer any rights or remedies upon any person or entity other than the Parties, except that Wisdom shall be a third party beneficiary of the obligations of the Gaiam Released Parties in Section 8.

         12. Severability. The provisions of this Agreement are severable. If any provision is found to be unenforceable, all other provisions shall remain in full force and effect. This Agreement shall survive the termination of any arrangements contained herein.

         13. Counterparts and Facsimile Signatures. This Agreement may be executed in two or more counterparts each of which may be considered an original, and all of which together shall constitute one and the same document. Facsimile copies of signature pages shall be treated as original signature pages.

         14. Continuing Assistance. The Parties agree, without further consideration, to sign and/or cause to be signed, and to deliver to the appropriate person or entity any other documents and to take any other action as may be reasonably necessary to fulfill their respective obligations under this Agreement.

         15. Governing Law; Jurisdiction. This Agreement shall be governed by the laws of the State of Delaware without regard to principles of conflicts of law or choice of law. All disputes relating to the validity, the interpretation, or the enforcement of this Agreement shall be brought and maintained exclusively in the state or federal courts within the State of Delaware, and the Parties hereby consent to jurisdiction and venue therein.

         16. Attorneys' Fees. It is understood and agreed by the Parties that each Party shall bear his or its own attorneys' fees and costs in connection with this Agreement.

         17. Construction. The section headings used in this Agreement are intended solely for convenience of reference and shall not in any manner amplify, limit, modify or otherwise be used in the interpretation of any of the provisions hereof.

         18. Amendments; Successors and Assigns. This Agreement may be modified, or any provision waived, only by a writing executed by the Parties. This Agreement is binding upon and for the benefit of the respective successors and assigns of the Parties. For purposes hereof, the successors and assigns of the Parties shall include any person or entity succeeding to a substantial portion of the assets (or rights to assets) of a Party, whether pursuant to a sale or other transfer or disposition and whether in a single transaction or a series of related transactions.

         19. Injunctive Relief. The Parties confirm and acknowledge to each other that money damages might not be a sufficient remedy for any breach of this Agreement and that a Party seeking to enforce this Agreement shall be entitled to seek to enforce this Agreement by injunctive relief as a remedy for such breach or any threatened breach of this Agreement, but that such remedy shall not be deemed the exclusive remedy for breach of this Agreement.

         20. Representations. Each Party represents and warrants that: (a) such Party has the requisite power and authority to make, execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by such Party has been duly authorized by all necessary action on the part of such Party and (c) this Agreement has been duly executed and delivered by such Party and constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms.

                            [Signature Page Follows]

         In witness whereof, the Parties have executed this Agreement as of the date first set forth above:


                                       Gaiam, Inc.

                                       /s/ LYNN POWERS
                                       -----------------------------------------
                                       By:  Lynn Powers, President


                                       /s/ JIRKA RYSAVY
                                       -----------------------------------------
                                       Jirka Rysavy


                                       Revolution Living LLC

                                       /s/ STEPHEN M. CASE
                                       -----------------------------------------
                                       By:  Stephen M. Case
                                       Its: President and CEO


                                       /s/ STEPHEN M. CASE
                                       -----------------------------------------
                                       Stephen M. Case


                                       Alps Communications LLC

                                       /s/ JOHN RICHARDSON
                                       -----------------------------------------
                                       By:  KA PO'E HANA LLC
                                       Its: Manager
                                            By:  John Richardson
                                            Its: President and CEO



[Signature Page to Purchase Agreement and General Mutual Release and Settlement]

                                    Exhibit 2
                                    ---------

                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $0.0001 per share, of Gaiam, Inc. and that this Joint Filing Agreement be included as an Exhibit to such joint filing. This Joint Filing Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement.

February 6, 2007


                                       REVOLUTION LIVING LLC

                                       By: /s/ STEPHEN M. CASE
                                           -------------------------------------
                                           Name:   Stephen M. Case
                                           Title:  President and Chief Executive
                                                   Officer


                                       REVOLUTION MANAGEMENT COMPANY LLC

                                       By: /s/ STEPHEN M. CASE
                                           -------------------------------------
                                           Name:   Stephen M. Case
                                           Title:  Sole Director


                                       REVOLUTION LLC

                                       By: /s/ STEPHEN M. CASE
                                           -------------------------------------
                                           Name:   Stephen M. Case
                                           Title:  President and Chief Executive
                                                   Officer


                                       STEPHEN M. CASE REVOCABLE TRUST

                                       By: /s/ STEPHEN M. CASE
                                           -------------------------------------
                                           Name:   Stephen M. Case
                                           Title:  Trustee


                                       STEPHEN M. CASE

                                       /s/ STEPHEN M. CASE
                                       -----------------------------------------


                                      -S-